SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                Amendment No. 21
                                       to
                                  SCHEDULE 13D


                 Under the Securities Exchange Act of 1934


                              Hills Stores Company
                                (Name of Issuer)


                          Common Stock, $.01 par value
                         (Title of Class of Securities)



                                431692102
                                 (CUSIP Number)



                              David P. Levin, Esq.
             Kramer, Levin, Naftalis, Nessen, Kamin & Frankel
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 715-9100
                  (Name, Address and Telephone Number of
                   Person Authorized to Receive Notices
                               and Communications)



                   (Date of Event which Requires Filing
                            of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1(b)(3) or (4), check the following box: /_/


Check the following box if a fee is being paid with this statement: /_/

                                 Page 1 of 17 pages

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



                        Amendment No. 21 to Schedule 13D

          This Statement amends the Schedule 13D, dated May 6, 1994, as amended on July 22, 1994, July 28, 1994, August 11, 1994, August 17, 1994, August 30,
1994,  September 21, 1994, September 26, 1994, February 23, 1995, March 7, 1995,
April 27, 1995,  May 4, 1995,  May 5, 1995,  May 12, 1995, May 17, 1995, May 24,
1995,  June 6, 1995,  June 13, 1995,  June 15, 1995, July 20, 1995 and March 21,
1996 (the "Schedule 13D"), filed by Dickstein & Co., L.P., Dickstein International Limited, Dickstein Focus Fund L.P., Dickstein Partners, L.P., Dickstein Partners Inc. and Mark Dickstein with respect to the Common Stock, $.01 par value (the "Common Stock"), of Hills Stores Company, a Delaware corporation (the "Company"). Notwithstanding this Amendment No. 21, the Schedule 13D speaks as of its date. Capitalized terms used without definition have the meanings ascribed to them in the Schedule 13D.

I. Item 4 of the Schedule 13D, "Purpose of the Transaction," is amended by adding the following:

     "On May 28, 1996, the Company filed a registration statement pursuant to the Securities Act of 1933 covering 925,000 shares of Common Stock beneficially owned by the Reporting Persons."


II. Item 6 of the Schedule 13D, "Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer," is amended by adding the following:

     "The Company and certain of the Reporting Persons have entered into a Registration Rights Agreement, pursuant to which the Company agreed to register shares of Common Stock owned by the Reporting Persons. A copy of the Registration Rights Agreement is annexed as Exhibit 23 and incorporated herein by reference."

II. Item 7 of the Schedule 13D, "Material to be Filed as Exhibits," is amended by adding the following Exhibit:

     "Exhibit 23 --    Registration  Rights Agreement,  made as of May 14, 1996,
                       among  Hills  Stores  Company,  Dickstein  &  Co.,  L.P.,
                       Dickstein  Focus Fund L.P.  and  Dickstein  International
                       Limited"



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


                                    SIGNATURE

           After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:  May 30, 1996

                             DICKSTEIN & CO., L.P.

                             By: Alan Cooper, as Vice President of Dickstein Partners Inc., the general partner of Dickstein Partners, L.P., the general partner of Dickstein & Co., L.P.

                                 /s/ Alan Cooper
                                Name: Alan Cooper

                             DICKSTEIN INTERNATIONAL LIMITED

                             By: Alan Cooper, as Vice President of Dickstein Partners Inc., the agent of Dickstein International Limited

                                 /s/ Alan Cooper
                                Name: Alan Cooper

                             DICKSTEIN FOCUS FUND L.P.

                             By: Alan Cooper, as Vice President of Dickstein Partners Inc., the general partner of Dickstein Partners, L.P., the general partner of Dickstein Focus Fund L.P.

                                 /s/ Alan Cooper
                                Name: Alan Cooper

                             DICKSTEIN PARTNERS, L.P.

                             By: Alan Cooper, as Vice President of Dickstein Partners Inc., the general partner of Dickstein Partners, L.P.

                                 /s/ Alan Cooper
                                Name: Alan Cooper

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


                             DICKSTEIN PARTNERS INC.

                             By:  Alan Cooper, as Vice President


                                 /s/ Alan Cooper
                                Name: Alan Cooper


                               /s/ Mark Dickstein
                             Name:   Mark Dickstein
















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